FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   May, 2007

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: May 29, 2007	/s/ Ron Little Name: Ron Little Title: President & CEO

For Immediate Release

May 29, 2007

Orezone Expands Sega Project

Intersects 25m of 1.9 g/t gold on adjoining Namasa Permit

Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce recent developments on its Sega Project in Burkina Faso, West Africa:

New permits granted to Orezone

Two new permits Namasa and Tiba permits have been granted to Orezone Inc, a wholly owned subsidiary of the company. In addition, five contiguous permits have been optioned by Orezone Inc. through joint venture agreements, for a total land package of nearly 1200km2. The land package maintains previously defined resources and replaces the Séguénega permit, which expired in January 2007.

Under the terms of the agreements, Orezone Inc. can earn an interest of up to 90% on each of the five permits by funding and executing exploration programs and lease payments during the option period. The residual interest of the non-contributive minority partners will be converted to a Net Smelter Royalty (NSR). Orezone can buy the entire NSR on two of the permits and can reduce the NSR to 0.5% for the other three permits.

Positive results from initial reconnaissance mapping and prospecting on the five permits under option

Initial reconnaissance grab and channel sampling programs from the five permits under option have returned very positive results. Mapping has confirmed the presence of structurally controlled gold mineralization and several targets host multiple gold occurrences over broad areas.

Positive results from first reconnaissance RC drilling program on Namasa permit

The Zouma Prospect is the most advanced new prospect on the Namasa permit and includes a well-defined NE-trending structural corridor of mineralization that hosts several gold occurrences over a 9km strike. During the first quarter of 2007 Orezone completed 2,297m of reconnaissance drilling, which focused on the main Zouma occurrence in the northeast portion of the prospect and the Roba East occurrence in the southwest portion.

Thirteen holes (995m) drilled on the Zouma occurrence targeted a mineralized structure over a 1,300m strike. Two additional holes (169m) tested a separate gold occurrence 500 m to the south. Four fences (15 holes; 1,133m) were completed on the Roba East occurrence approximately 8km southwest and along strike of the Zouma occurrence.

Summary of significant results from the Zouma and Roba E Prospects (Au > 0.5 g/t).

PROSPECT	SECTION	HOLE	FROM	TO	LENGTH	ASSAY
			(m)	(m)	(m)	Au g/t
Zouma	2150	NSC012	27	30	3	0.8

Zouma	2300	NSC014	58	62	4	2.7
Zouma	2300	NSC014	70	73	3	0.9
Zouma	2550	NSC011	45	48	3	1.0
Zouma	2700	NSC007	47	53	6	2.4
Zouma	2850	NSC009	50	54	4	0.7
Zouma	2900	NSC006	37	62	25	1.9
Zouma	2900	NSC006	37	40	3	3.0
Zouma	2900	NSC006	43	52	9	2.5
Zouma	2900	NSC006	54	62	8	2.1
Zouma	3100	NSC005	70	74	4	1.7
Zouma	3600	NSC003	57	61	4	2.1
Zouma	3600	NSC004	53	56	3	1.5
Roba E	2700	NSC030	8	11	3	0.6
Roba E	2700	NSC030	34	37	3	1.2
Roba E	3300	NSC019	49	58	9	1.6
Roba E	3300	NSC019	61	64	3	2.5

*Note: lengths are down hole lengths with true widths expected to be about 70% of this.

Significant gold mineralization was intersected in both target areas, with the best results occurring at the main Zouma target (2.0g/t over 25m in hole NSC006). The geological setting of the Zouma mineralization is similar to that of the RZ zone located approximately 8km along strike to the northeast on the Tiba permit. Infill drilling is planned to define the geometry and the extent of the economic mineralization.

Orezone’s Board of Directors has approved a budget of US$2.83M for the Sega Project for the last three quarters of 2007. Follow up work consisting of channel sampling, geological mapping, gradient IP surveys and scout drilling will continue on several prospective targets. Work will continue in areas that are accessible through the summer rainy season.

Mr. Ron Little, President & CEO stated: “These results are very encouraging in that the mineralization at Zouma represents an extension of the RZ structural zone to over 8km. The focus of the US$2.8 million budget is to identify and add resources along this trend as well as others in order to improve the economics of the overall project.”

Drilling on the Sega project was supervised by Dr. Pascal Marquis, VP Exploration and P.Geo., who is a Qualified Person under National Instrument 43-101 and has reviewed and approved the technical information in this release. Samples were collected at a minimum of every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach at the Abilab Laboratory in Ouagadougou, Burkina Faso, an internationally recognized laboratory. A minimum of 10% of the samples are for QA/QC, which includes random head assays, duplicates, standards and blanks, as well as tail assays on samples that returned at least 0.5g/t.

Orezone is an emerging gold producer that has an exploration permit for Essakane, the largest gold deposit in Burkina Faso, West Africa where partner Gold Fields Limited is earning a 60 per cent interest by completing a full feasibility study. Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Niel Marotta Vice President Corporate Finance nmarotta@orezone.com
Telephone: (613) 241-3699	Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.